SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	2,150,435	0.0137	0.0137

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADRs	04	44,475	0.00	0.00
Shares	Common	Direct with the Company	Conversion into ADRs	19	51,284	0.00	0.00
			Total Conversion ADRs (Sell)		95,759		0.00

Shares	Common	Direct with the Company	Exerc Options	21	30,125	R$ 9.35960	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	21	25,385	R$ 11.97200	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	21	29,125	R$ 17.19800	R$ 500,891.75
Shares	Common	Direct with the Company	Exerc Options	26	41,825	R$ 0.75648	R$ 31,639.78
			Total Sell		126,460		R$ 1,118,398.70

Shares	Common	Direct with the Company	Plan of Shares Acquisition	21	42,696	R$ 18.85	R$ 804,819.60
			Total Buy		42,696		R$ 804,819.60

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,970,912	0.0125	0.0125

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
ADR (*)	Common	0	0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADRs	04	44,475	0,00	0,00
Shares	Common	Direct with the Company	Conversion into ADRs	19	51,284	0,00	0,00
			Total Conversion ADRs (Buy)		95,759		0,00

ADR (*)	Common	Direct with the Company	Exerc Options	04	44,475	USD 0.971644	USD 43,213.87
ADR (*)	Common	Direct with the Company	Deferred ADRs	19	51,284	USD 1.531832	USD 78,558.47
			Total Sell		95,759		USD 121,772.34

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
ADR (*)	Common	0	0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day	Quantity (**)	Price	Volume (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	24 (*)	1,411,700	R$ 18.39	R$ 25,961,163.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	27 (*)	1,450,000	R$ 18.48	R$ 26,796,000.00
			Total operation		2,861,700		R$ 52,757,163.00

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.	CPF/CNPJ: 07.526.557/0001-00
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day	Quantity (***)	Price	Volume (2)
Swap	ADR (*)	N/A	Total Return Swap Conclusion	18 (**)	8,692,628	USD 4.60160	USD 39,999,997.00
			Total operation		8,692,628		USD 39,999,997.00

(1)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

(**) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(***) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer